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EXHIBIT 12

PSI ENERGY INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31
	2002	2001	2000	1999	1998
	(Thousands, except ratios)
Earnings Available
Net Income	$214,249	$162,333	$135,398	$117,199	$52,038
Plus:
Income Taxes	114,709	106,086	88,547	69,215	23,147
Interest on Long-Term Debt	78,308	74,299	72,999	77,090	80,259
Other Interest	4,429	14,110	8,463	11,425	11,060
Interest Component of Rents (a)	5,679	5,043	5,396	5,394	5,351

Total Available	$417,374	$361,871	$310,803	$280,323	$171,855

Fixed Charges
Interest Charges	$82,737	$88,409	$81,462	$88,515	$91,319
Interest Component of Rents (a)	5,679	5,043	5,396	5,394	5,351

Total Fixed Charges	$88,416	$93,452	$86,858	$93,909	$96,670

Ratio of Earnings to Fixed Charges	4.72	3.87	3.58	2.99	1.78

Fixed Charges and Preferred Stock Dividends
Interest Charges	$82,737	$88,409	$81,462	$88,515	$91,319
Interest Component of Rents (a)	5,679	5,043	5,396	5,394	5,351
Preferred dividends (pre-income tax basis)	3,972	4,278	6,182	7,319	8,176

Total Fixed Charges and Preferred Stock Dividends	$92,388	$97,730	$93,040	$101,228	$104,846

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	4.52	3.70	3.34	2.77	1.64

(a)
Estimated interest component of rentals (1/3 of rentals was used where no readily defined interest element could be determined).

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  EXHIBIT 12